NORTHWEST FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE
17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2023

 **Crowe**

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors of Northwest Financial Group, LLC
Herndon, VA

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northwest Financial Group, LLC (the "Company") as of December 31, 2023, the related statements of loss, changes in membership capital, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, errors in the prior year were discovered by management of the Company during the current year. Adjustments have been made to member's equity as of January 1, 2023 to correct those errors. Our opinion is not modified with respect to this matter.

Supplemental Information

The Schedule I, Schedule II and Schedule III (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2023.

New York, New York
March 25, 2024

2

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

ASSETS:	
Cash and Cash Equivalents	$ 367,576
Commissions and Fees Receivable	23,430
Prepaid and Other Assets	54,225
Total Assets	$ 445,231

LIABILITIES AND MEMBERSHIP CAPITAL

CURRENT LIABILITIES:	
Accounts Payable	$ 125,183
Other Accrued Liabilities	26,466
Total Liabilities	151,649
MEMBERSHIP CAPITAL:	
Invested Capital	293,582
Total Liabilities and Membership Capital	$ 445,231

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues:		
Commissions, Concessions and Fees	$	1,373,352
Interest		127
Total Revenues		1,373,479
Operating Expenses:		
Commissions		580,909
Compensation and Benefits		345,876
Office Operations		222,992
Professional Services		229,056
Miscellaneous		1,017
Total Operating Expenses		1,379,850
Net Loss	$	(6,371)

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2023

	Membership Capital
Balance at January 1, 2023	$ 289,631
Prior Period Adjustment	10,322
Balance at January 1, 2023 restated	$ 299,953
Net Loss	(6,371)
Balance at December 31, 2023	$ 293,582

The accompanying notes are an integral part of these financial statements.

5

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$ (6,371)
Changes in Operating Assets and Liabilities:	
Commissions and Fees Receivable	3,035
Prepaid and Other Assets	(38,907)
Accounts Payable and Other Accrued Liabilities	18,104
Net Cash Used In Operating Activities	(24,139)
Net Change in Cash and Cash Equivalents	(24,139)
Beginning Balance of Cash and Cash equivalents	391,715
Ending Balance of Cash and Cash equivalents	$ 367,576

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Northwest Financial Group LLC (the Company) is a credit union service organization (CUSO) organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of NW Capital Management LLC (NWCM). NWCM is a wholly owned subsidiary of Northwest Federal Credit Union (NWFCU).

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company files an exemption report pursuant to interpretations provided by FAQ 74 of the SEC Release No. 34-70073 because it limits its business activities to referring customers to a third party and did not carry or hold customer funds during the year. The Company operates as a limited broker-dealer on its own behalf and is approved to exclusively refer securities transactions to other broker-dealers.

FINANCIAL STATEMENTS/USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period then ended. Actual results could differ from those estimates. The significant accounting principles and policies used in the preparation of these financial statements, together with certain related information, are summarized within.

The Company identified an error in its accounting for prior year leases in the current year. The Company made a correction through an adjustment to member's equity as of January 1, 2023 in the amount of $10,322 which is the cumulative effect on retained earnings. The impact on 2022 net income has not been determined.

REVENUE RECOGNITION

The Company operates under a networking agreement with LPL Financial whereas all securities business is referred to and transacted through representatives of LPL Financial. LPL Financial carries all brokerage accounts for the Company and maintains

and preserves all related books and records of the Company's accounts. Commission fees recognized by the Company are primarily comprised of referral fees. The Company's sole performance obligation is to refer customers to LPL. The referral fees can be the result of executed trades, trail fee income and from services provided by LPL. The referral performance obligation is satisfied at a point in time, when the referral is made; however, revenue allocated to the performance obligation is constrained. Revenues associated with executed trades are constrained until trade date as they are not known until executed trades occur. At trade date, the constraint is removed and revenue is recognized for transactions. Revenues associated with asset based fees (trail fees) are constrained due to the dependence on unpredictable market movements. Revenues associated with asset based fees, which are fees charged as a percentage of assets under management for services provided, are recognized when the constraint is removed.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from NWFCU and banks which may, at times, exceed federally insured limits. Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

COMMISSIONS AND FEES RECEIVABLE CURRENT EXPECTED CREDIT LOSSES (CECL)

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were commissions and fees receivable. Commissions and fees receivable are generally referral fees that have been earned, but not yet received.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are

developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company has no assets or liabilities that are measured and reported at fair value as of December 31, 2023.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments include cash, commissions and fees receivable, other assets, accounts payable, and other accrued liabilities.

INCOME TAXES

The Company is formed as a Limited Liability Company and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity. The Income Taxes Topic of the FASB ASC clarifies accounting for uncertainty in income taxes reported in the financial statements. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the more likely than not standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, no interest or penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

NOTE 2: EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN

Participation in the NWCM 401(k) profit sharing plan is available to all Company employees who are 18 years of age or older. Employee contributions to the plan are subject to certain limits established by the Internal Revenue Service. Participants are

always 100% vested in their voluntary contributions. The Company may make a discretionary matching contribution equal to a uniform percentage of an employee's salary deferral and/or a discretionary profit sharing contribution. Company contributions vest at 33% after one year of service, 67% after two years of service and 100% after three years of service. During the year ended December 31, 2023, the Company contributed a matching contribution up to 7% of employee compensation. No profit sharing contribution was made. Total expense for the 401(k) profit sharing plan approximated $40,939 for the year ended December 31, 2023.

DEFERRED COMPENSATION

NWCM has established a deferred compensation plan for certain executives of NWCM and its subsidiaries in accordance with Internal Revenue Service Code Section 409. This non-qualified deferred compensation plan will be payable in accordance with terms of the underlying agreement. The Company's total expense for the plan was $6,430 for the year ended December 31, 2023. Because the assets funding the plan are NWCM assets and the liabilities are NWCM liabilities they are included on the statement of financial condition of NWCM.

NOTE 3: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company shares office space and certain operating expenses with NWCM and NWCM's subsidiaries. The Company is charged monthly by NWCM for its share of expenses pursuant to the executed expense sharing agreement between the parties. The Company's total shared expenses with NWCM under the expense sharing agreement totaled approximately $249,257 for the year ended December 31, 2023.

Statement of Income Category		Amount
Compensation and Benefits	$	24,931
Professional Services		175,768
Office Operations		47,888
Miscellaneous		670
	$	249,257

Pursuant to the executed expense sharing agreement, the Company shares certain payroll related expenses with Northwest Financial Advisors LLC (NWFA), a related

party through common ownership. These expenses, as well as commission expenses, are paid by NWFA and charged to the Company on a monthly basis. The Company's total shared expenses with NWFA totaled approximately $314,599 for the year ended December 31, 2023.

NWCM has entered into a support services agreement with NWFCU to provide human resources support, information technology services, security and other services. The Company is allocated a portion of these shared services with NWCM pursuant to the expense sharing agreement. The Company's allocation of these services totaled $17,026 included within the Professional Services expense line item on the Statement of Operations for the year ended December 31, 2023.

Included in accounts payable and other accrued liabilities are amounts due to NWCM and NWFA totaling $113,332 and $33,752 respectively, as of December 31, 2023.

The Company had funds on deposit at NWFCU totaling $20,466 included within cash and cash equivalents on the Statement of Financial Condition as of December 31, 2023.

A significant number of the Company's clients are also members of NWFCU and many of the Company's clients are referred by NWFCU.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $238,842 which was $229,722 in excess of its required net capital of $9,120. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1.

NOTE 5: CONCENTRATIONS

Many of the Company's customers work or reside in Washington, D.C. and the surrounding areas.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 25, 2024, the date the financial statements were available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 7: COMMITMENTS, CONTINGENCIES AND GUARANTEES

There Company had no commitments, contingencies or guarantees as of December 31,2023 that might result in a loss of future obligation.

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15C3-1
SCHEDULE I
AS OF DECEMBER 31,2023

AGGREGATE INDEBTEDNESS:

Accounts Payable	$	125,183
Other Accrued Liablilities		11,616
Total aggregate indebtedness	$	136,799

NET CAPITAL:

Total membership capital from the Statement of Financial Condition	$	293,582
Discretionary Bonus		14,850
Adjusted Membership Capital	$	308,432
Deductions:		
Nonallowable assets:		
Commissions and Fees Receivable		15,365
Prepaid and Other Assets		54,225
Total non allowable assets		69,590
Net capital	$	238,842

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum required net capital	$	9,120
Excess net capital	$	229,722
Ratio of aggregate indebtedness to net capital		0.57 to 1

There following reconciles the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2023

Item	Per Schedule I	Per FOCUS	Difference
Membership Capital	293,582	282,095	11,487
Adjusted Membership Capital	308,432	296,945	11,487
Net Capital	238,842	227,355	11,487
Total Aggregate Indebtedness	136,799	148,286	(11,487)
Minimum required net capital	9,120	11,863	(2,743)
Excess net capital	229,722	215,492	14,230
Ratio of aggregate indebtedness to net capital	0.57	0.65	(0.08)

The accompanying notes are an intergral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE II
DECEMBER 31, 2023

This computation is not applicable to Northwest Financial Group LLC, as the Company, which is a referring broker dealer, qualifies for exemption under Rule 15c3-3, including exemptions pursuant to other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073, at December 31, 2023

NORTHWEST FINANCIAL GROUP LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE III
DECEMBER 31, 2023

Information relating to possession or control requirements is not applicable to Northwest Financial Group LLC, as the Company, which is a referring broker dealer, qualifies for exemption under Rule 15c3-3, including exemptions pursuant to other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073, at December 31, 2023.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Northwest Financial Group LLC Exemption Report for Northwest Financial Group, LLC (the "Company"), in which:

(1) The Company did not claim an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 15c3-3(k).

(3) The Company identified the following identified conditions pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is eligible to file an Exemption Report because the Company's business activities are limited to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) (the "identified conditions") throughout the year ended December 31, 2023, without exception

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
March 25, 2024



Northwest Financial Group LLC Exemption Report

Northwest Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limited its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

(3) The Company had no exceptions to note for the fiscal year ended December 31, 2023.

Northwest Financial Group, LLC

I, Karen Benedict, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Karen Benedict_

Title: SVP/FinOp
March 25, 2024



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Management and the Board of Directors of Northwest Financial Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Northwest Financial Group, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC–7 with respective cash disbursements record entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;
3. Compared any adjustments reported in Form SIPC–7 with supporting schedules and working papers supporting the adjustments noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC–7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC–7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
March 25, 2024

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12-31-2023

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67698 FINRA DEC

NORTHWEST FINANCIAL GROUP, LLC
200 SPRING STREET STE 120
HERNDON, VA 20170-5292

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Benedict 703-810-1072x105

2. A. General Assessment (item 2e from page 2) $2,060.22

   B. Less payment made with SIPC-6 filed (exclude interest) (1,052.30)
   01-31-2024
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 1,007.92

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $1,007.92

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $________

   H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Northwest Financial Group LLC
(Name of Corporation, Partnership or other organization)

Karen Benedict
(Authorized Signature)

SVP Investments/FinOp
(Title)

Dated the 28 day of February, 20 24

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2023
and ending _____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — **$1,373,479**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining Item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions.

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C) _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income — $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $_____

Enter the greater of line (i) or (ii) _____

Total deductions _____

2d. SIPC Net Operating Revenues — **$1,373,479**

2e. General Assessment @ .0015 — **$2,060.22**

(to page 1, line 2.A.)

2